Exhibit (a)(1)(L)

Apple Computer, Inc.

Stock Option Exchange Program

Eligible Participant Information

Potential Required Options

<<Preferred Name>> <<Last Name>>

Dear <<Preferred Name>>,

You currently have outstanding stock options granted under our 1997 Employee Stock Option Plan with exercise prices at or above $25.00 per share. These options are eligible for exchange under Apple’s Stock Option Exchange Program. In addition, you have also received a grant within the last six months that you will be required to exchange if you elect to exchange any of your eligible options. This exchange is required to prevent Apple from incurring unfavorable accounting treatment (as described in the Exchange Program documents) on the options recently granted to you. The exchange ratio for the grant you have received since September 20, 2002 is one-for-one.

Please review the Exchange Program documents, including the Program Overview, FAQ, Offer to Exchange, election and change of election form located on the HRWeb http://hrweb.apple.com/areas/hrweb/employee/sep/index.html  to ensure your understanding of the Exchange Program.

If you decide to accept Apple’s offer to exchange your options, you must complete and submit an online election form prior to 5:00p.m., Pacific Daylight Time on April 17, 2003. If you do not complete an election form, your options will not be exchanged or cancelled. The deadline to make your election is 5:00p.m., Pacific Daylight Time, on April 17, 2003. Elections or changes to election forms cannot be accepted after April 17, 2003 at 5:00p.m., Pacific Daylight Time.

Apple has engaged Mellon Investor Services to administer the Stock Option Exchange Program. As an eligible employee, you will be able to make your elections to participate in the Exchange Program on a Mellon Web site dedicated specifically to Apple. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: <<PIN>>

Please go to the Mellon Web site http://www.corporate-action.net/apple/  and follow the instructions for accessing your personal information and making and submitting your elections.

If you have questions that are not addressed in the FAQ relating to your special circumstance of having a  “Required Option”, please contact Deborah Murai House at (408) 974-1913 (dmuraihouse@apple.com)

If you have any other questions, please call Mellon Investor Services.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday from 8:00a.m. to

7:00p.m., Pacific Time

888-605-2938 (Calling from within the US)

201-329-8195 (Calling from outside the US)